DNN N.A. LLC DBA Krapow

Profit & Loss Statement

For the Period Ending on Dec 31, 2022

OPERATING REVENUE	**USD ($)**
Sales	150,275.45
Net Revenue	**150,275.45**
COST OF SERVICES	
Cost of Services	51,544.48
Gross Profit	**98,730.97**
Operating and Administrative Expenses	
Commission on sales	34,413.08
Marketing	30,908.08
Labor	35,919.83
Kitchen Rent	49,734.46
Equipment Rent	4,833.00
General Office Expenses	1,704.43
Interest payment	231.28
Total Operating/Administrative expenses	**157,744.16**
Net Income	**(59,013.19)**

DNN N.A. LLC DBA Krapow

Balance Sheet

As at Dec 31, 2022

	USD ($)
Assets	
Current Assets	
Cash and cash equivalents	12,003.53
Account Receivables	-
Total current assets	**12,003.53**
Fixed (Long-Term) Assets	
Kitchen Equipments	12,453.44
Total fixed assets	**12,453.44**
Total Assets	**24,456.97**
Liabilities and Owner's Equity	
Current Liabilities	
Credit Card Payables	33,470.16
Account Payables	-
Total current liabilities	**33,470.16**
Long-Term Liabilities	
Long term loan	-
Total long-term liabilities	**-**
Owner's Equity	
Opening Capital	50,000.00
Profit for the year	(59,013.19)
Drawing	-
Total equity	**(9,013.19)**
Total Liabilities and equity	**24,456.97**

DNN N.A. LLC DBA Krapow
Cash Flow Statement
For the Period Ending on Dec 31, 2022

	USD ($)
CASH GENERATED FROM OPERATING ACTIVITIES:	
Profit before Tax	(59,013.19)
Adjustment for non-cash items	-
	-
Operating Profit before working capital changes	**(59,013.19)**
Working Capital Changes:	
Increase/ Decrease in account receivable	-
Increase / Decrease in other assets	-
Increase / Decrease in payables	33,470.16
	33,470.16
Net Cash Generated from Operating Activities (A)	**(25,543.03)**
CASH FLOW FROM INVESTING ACTIVITIES:	
Fixed Assets (acquired)/Disposed	(12,453.44)
Intengible Assets (acquired)/Disposed	-
Net cash flow from investing activities (B)	**(12,453.44)**
CASH FLOW FROM FINANCING ACTIVITIES:	
Increase in Capital	50,000.00
Drawings	-
Net cash flow from Financing activities (C)	**50,000.00**
Net Cash flow from All Activities (A+B+C)	12,003.53
ADD: OPENING CASH & CASH EQUIVALENTS	-
CLOSING CASH & CASH EQUIVALENTS	**12,003.53**